UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report dated November 20, 2014—Israel Chemicals Ltd. Prices Private Offering of $800 Million Senior Notes Due 2024.

Item 1

PRESS CONTACTS Fleisher Communications and Public Relations Amiram Fleisher +972-3-6241241 amiram@fleisher-pr.com	Sard Verbinnen & Co Michael Henson +1-212-687-8080 mhenson@sardverb.com
INVESTOR RELATIONS CONTACT Limor Gruber, Head of Investor Relations +972-3-6844471 Limor.Gruber@ICL-group.com

ISRAEL CHEMICALS (“ICL”) PRICES PRIVATE OFFERING OF $800 MILLION SENIOR NOTES DUE 2024

Tel Aviv, Israel, November 20, 2014 – ICL (NYSE, TASE: ICL) announced today the pricing of a private offering of $800 million aggregate principal senior unsecured notes due 2024 carrying a coupon of 4.50%, issued at a price of 99.285% to yield 4.59% (the “Offering”). The Offering is expected to settle on December 2nd, 2014, subject to customary closing conditions.

ICL intends to use the net proceeds from the Offering to repay certain short-term loans and debt under its outstanding revolving credit facilities, which will provide the Company flexibility for future borrowings under the revolving credit facilities for general corporate purposes, potential acquisitions and refinancing of existing debt.

The notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States, Israel or any other jurisdiction. Unless they are registered under the Securities Act or the securities law of any applicable state, Israel or any other jurisdiction, the notes may not be offered or sold within the United States, Israel or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act), or to any Israeli persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, applicable state securities laws, the Israeli Securities Law, 1968 (the “Israeli Securities Law”) and applicable laws of other jurisdictions.

Accordingly, ICL is offering and selling the notes only (a) in the United States to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A) (“QIBs”), in compliance with Rule 144A; and (b) in offshore transactions complying with Regulation S to persons reasonably believed to be Qualifying Investors. “Qualifying Investor” means a non-U.S. person (within the meaning of Regulation S under the Securities Act) that is also (i) a QIB, (ii) an institutional investor that satisfies the criteria set forth in the First Addendum to the Israeli Securities Law or was individually approved by the Israel Securities Authority as set forth in Section 15A(b)(2) of the Israeli Securities Law (a “Qualified Israeli Investor”) or (iii) (x) a person described in sub-paragraph (1) of Section I of Annex II to Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments (“MIFID”) who is authorized or regulated by a member state (“Member State”) of the European Economic Area or (y) a person or entity that is both (I) a QIB or a Qualified Israeli Investor and (II) a “qualified investor” as defined in the Prospectus Directive (a “Qualified European Investor”); provided that (A) in relation to offers of Notes in any Member State, “Qualifying Investor” shall only include Qualified European Investors and such offers will be subject to any relevant implementing measure in each Member State of Article 2(1)(e) of the Prospectus Directive and (B) in relation to offers of Notes to natural persons resident in Israel or entities organized or formed in Israel, “Qualifying Investor” shall only include Qualified Israeli Investors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall it constitute an offer, solicitation or sale of the notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About ICL
ICL is a global manufacturer of products based on specialty minerals that fulfil humanity’s essential needs primarily in three markets: agriculture, food and engineered materials. ICL is a public company whose shares are traded on the New York Stock Exchange (NYSE: ICL) and the Tel Aviv Stock Exchange (TASE: ICL). The company employs approximately 12,000 people worldwide, and its sales in 2013 totaled US$6.3 billion. For more information, visit the company’s website at www.icl-group.com.

Forward Looking Statements
This press release contains forward-looking statements as to ICL’s expectations concerning the expected offering, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s annual report filed with the Israel Securities Authority and TASE and in ICL’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

Name of the authorized signatory on the report and name of authorized electronic reporter: Lisa Haimovitz
Position: VP General Counsel and Company Secretary
Signature Date: November 20, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: November 20, 2014